Exhibit (a)(7)


                                                                         2004-03


[HECLA LOGO]     NEWS RELEASE


                            HECLA ANNOUNCES RATIO FOR
                        PREFERRED B SHARE EXCHANGE OFFER

                              FOR IMMEDIATE RELEASE
                                February 18, 2004

         COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL:NYSE) today announced that the exchange ratio for its Preferred B exchange offer is 7.94 shares of Hecla Common stock for each share of Hecla Series B Cumulative Convertible Preferred stock properly tendered in accordance with the exchange offer. The ratio was determined by dividing $66.00 by the volume weighted average price for Hecla Common stock on the New York Stock Exchange for the five trading days ending today, February 18, 2004. The expiration of the offer is 12:00 Midnight, New York City time, on Friday, February 20, 2004. The exchange offer document is available in the Investor Relations section of the Hecla Mining Company website, accessible at www.hecla-mining.com.

         If all 464,777 remaining outstanding preferred shares were exchanged at this ratio (without considering fractional shares, which will be paid for in cash), Hecla would issue approximately 3.7 million common shares, representing approximately 3% of common shares outstanding, post-exchange.

         Hecla's Chief Executive Officer Phillips S. Baker, Jr., said, "We encourage preferred shareholders to exchange their shares and participate in any future increases in the value of the Common stock. Following the completion of the exchange offer, we will also evaluate exercising our right to redeem any remaining preferred shares at the redemption price of $50 per preferred share plus accrued dividends."

         Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 113-year-old









       6500 N Mineral Drive, Suite 200 o Coeur d'Alene, Idaho 83815-9408
                       o 208/769-4100 o FAX 208/769-7612
company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

NOTICE

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell common or preferred stock of Hecla Mining Company. Hecla Mining Company has filed a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (as amended, and including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) contains important information, which should be read carefully before any decision is made with respect to the offer. Such documents are available free of charge at www.sec.gov and www.hecla-mining.com

               Contact: Vicki Veltkamp, vice president - investor
                       and public relations, 208/769-4144

                    Hecla's Home Page can be accessed on the Internet at: http://www.hecla-mining.com
















       6500 N Mineral Drive, Suite 200 o Coeur d'Alene, Idaho 83815-9408
                       o 208/769-4100 o FAX 208/769-7612